United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: October 10, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 29, 2006, entitled “ Result of Extraordinary General Meeting Held on 29 September 2006.”

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

RESULT OF EXTRAORDINARY GENERAL MEETING

HELD ON 29 SEPTEMBER 2006

The EGM was held on 29 September 2006 at 3:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, at which the ordinary resolution in respect of the Revised Caps for the Relevant Category of continuing connected transactions (as proposed) was duly passed by the Independent Shareholders by way of poll.

Reference is made to the circular of the Company dated 4 September 2006 (the “Circular”) in respect of the Revised Caps for the Relevant Category of continuing connected transactions. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The extraordinary general meeting (“EGM”) was held on 29 September 2006 at 3:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, at which the ordinary resolution in respect of the Revised Caps for the Relevant Category of continuing connected transactions (as proposed) was duly passed by the Independent Shareholders by way of poll.

As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolution approving the Revised Caps for the Relevant Category. There were no Shares in respect of which their holders were entitled to attend and vote only against the resolution at the EGM.

Poll result at the EGM

As at the date of the EGM, the total number of Shares in issue were 43,328,552,648 Shares, and the total number of Shares entitling the Independent Shareholders to attend and vote in respect of the ordinary resolution approving the Revised Caps for the Relevant Category (excluding the number of Shares held by OOGC, CNOOC BVI and their respective associates who are required to abstain from voting in favour of the resolution) at the EGM were 14,555,825,375 Shares, representing approximately 33.59% of the total number of Shares in issue.

The vote-taking at the EGM was scrutinized by representatives of Computershare Hong Kong Investor Services Limited. The result of the poll at the EGM was as follows:

Ordinary Resolution	Number of votes (%)
	For	Against
To approve the Revised Caps for 2006 and 2007 for the “Sales of petroleum and natural gas products” category of continuing connected transactions	5,943,056,356 (99.9945)%	324,000 (0.0055)%

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei	Independent Non-executive Directors Edgar W. K. Cheng Sung Hong Chiu

Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 29 September 2006